Exhibit 99.1

Curaleaf Announces Proposed Offering
of Subordinate Voting Shares

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

WAKEFIELD, Mass., January 6, 2021 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, announced today that it is commencing an overnight marketed offering (the “Offering”) of subordinate voting shares (the “Offered Securities”) of the Company.

The Offered Securities will be offered in each of the Provinces of Canada, other than Québec pursuant to a prospectus supplement to the Company’s base shelf prospectus dated November 2, 2020 (the “Prospectus”) and in the United States on a private placement basis to “qualified institutional buyers” pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The prospectus supplement is expected to be filed on January 8, 2020.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to market and other customary conditions, including requirements of the Canadian Securities Exchange.

In addition, the Company intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the Offered Securities pursuant to the proposed Offering on the same terms and conditions.

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes. Canaccord Genuity is acting as the lead underwriter for the Offering.

Boris Jordan, Curaleaf Executive Chairman of the Board, commented, “As the U.S. cannabis industry continues to enjoy tremendous growth, and now with the Georgia results confirming Democratic control of the Senate, we anticipate the acceleration of legalization at the federal level and consequently, newly enhanced opportunities in the sector. With the recent adult-use cannabis deregulation initiatives in New Jersey and Arizona, and New York announcing its proposal to legalize and create a comprehensive system to oversee and regulate cannabis as part of the 2021 State of the State, now is a pivotal time to raise additional capital to support our growth initiatives as we continue to build out our capabilities in these new markets. With the added balance sheet flexibility this offering will provide, Curaleaf will be increasingly well positioned to leverage potential high-return organic and well as inorganic growth opportunities going forward.”

Copies of the Prospectus, following filing thereof, may be obtained on SEDAR at www.sedar.com and from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1. The Prospectus contains important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus and the other documents the Company has filed on SEDAR at www.sedar.com before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The subordinate voting shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 95 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.